March 17, 2006

Mail Stop 3561

via U.S. mail and facsimile

Frank Aiello
#8 3927 Edmonton Trail N.E.
Calgary, Alberta, CANADA T2E6T1

Re: Cal Alta Auto Glass, Inc.
       Registration Statement on Form 10-SB, Amendment 5
       Filed January 31, 2006
       File No. 0-51227

Dear Mr. Aiello:

      We have the following comments on your amended filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain Relationships and Related Transactions, page 19
1. Please disclose when Mr. Aiello intends to repay the loans, as we requested in prior comment number two to our letter dated January
9,
2006.

Note 10 - Related Party Transactions, page 48
2. Please tell us if Westcan sells all of its products to the company. If not, tell us the percentage of Westcan`s goods that are sold to the company. Also, please tell us if you consider FAA and Westcan to be variable interest entities of the company. If you do not consider them to be variable interest entities, please tell us why and provide us with the guidance you relied on to establish such position. Refer to FIN 46R.

Form 10-QSB as of September 30, 2005
3. We reissue our previous comment 7 as you have not filed a revised
Form 10-QSB. Also, revise the Form to comply with our comments related to FAA Enterprise under Note 10.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

Cc:   By facsimile to Frank Aiello
	At (403) 216-3479
Cal Alta Auto Glass, Inc.
March 17, 2006
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